Ardagh Group S.A. - Update to Annual General Meeting

Ardagh Group S.A. (the “Company”) today announced that, following the decision of the Luxembourg authorities to declare a state of emergency in response to the COVID-19 outbreak and in accordance with the respective Luxembourg regulation of March 20, 2020, the Company’s Annual General Meeting of Shareholders (the “AGM”) will take place at 4:00 p.m. Luxembourg time on April 22, 2020, without any physical presence. Shareholders may only participate and vote at the meeting by submitting their voting instructions as described below and in the Proxy Statement for the AGM published on the Company’s website (www.ardaghgroup.com/corporate-investors/agm.html). The results of the votes cast in relation to each resolution will be published on April 22, 2020.

The holders of shares on the record date on March 4, 2020 at 10:00 p.m. Luxembourg time, (4:00 p.m. EDT) are entitled to vote. The deadline for submission of votes is 7:00 p.m. Luxembourg time (1:00 p.m. EDT), on April 20, 2020.

The convening notice, the Proxy Statement and supporting materials, including copies of the Company’s consolidated financial statements and its annual accounts for the financial year ended December 31, 2019 together with the reports of the Board of Directors and the statutory auditor can be found on the Company’s website: www.ardaghgroup.com/corporate-investors/agm.html.

The above measures have been prompted by the COVID-19 outbreak in order to allow Luxembourg companies to function normally and hold their meetings of shareholders without physical presence to prevent the spreading of the virus at such meetings.

About Ardagh Group

Ardagh Group is a global supplier of infinitely recyclable, metal and glass packaging for the world’s leading brands. Ardagh operates more than 50 metal and glass production facilities in 12 countries across three continents, employing over 16,000 people with sales of $6.7bn.